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                              February 26, 2024

       Rhonda Keaveney
       Chief Executive Officer
       Invech Holdings, Inc.
       7339 E. Williams Drive
       Unit 26496
       Scottsdale, AZ 85255

                                                        Re: Invech Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 30,
2024
                                                            File No. 333-276779

       Dear Rhonda Keaveney:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1.                                                   We note your common
stock is currently quoted on the OTC Pink marketplace.
                                                        Please note that an
at-the-market resale offering under Rule 415 is not available for registrants quoted on
the OTC Pink marketplace. To sell shares at market prices, we require an existing
trading market for those shares, and we do not consider the OTC
                                                        Pink marketplace to be
such a market for the purposes of satisfying Item 501(b)(3)
                                                        of Regulation S-K.
Accordingly, please revise to clarify that the selling stockholders will sell at a fixed
price until your shares are listed or quoted on an existing public trading market, such as
the OTCQB, OTCQX or OTCBB, and thereafter at prevailing
                                                        market prices or
privately negotiated prices. Please also disclose the fixed price.
   2. We note your common stock is currently quoted on the OTC Pink marketplace. Please revise to disclose the
trading symbol for your common stock on such market. Refer to
 Rhonda Keaveney
FirstName LastNameRhonda  Keaveney
Invech Holdings, Inc.
Comapany26,
February  NameInvech
            2024      Holdings, Inc.
February
Page 2 26, 2024 Page 2
FirstName LastName
         Item 501(b)(4) of Regulation S-K.
3. Please provide a cross reference, including page number, to the risk factors section on the prospectus cover page. Refer to Item 501(b)(5) of Regulation S-K. Caution Regarding Forward-Looking Statements, page iii

4. Since the Private Securities Litigation Reform Act of 1995 does not apply to initial public offerings, please remove the reference to it.
Organization, page 1

5. Please relocate this section towards the end of the Prospectus Summary near the
         "Corporate Information" section.
Prospectus Summary, page 1

6.       Please revise to discuss your auditor   s going concern opinion.
Disclose your monthly
            burn rate    and the month you will run out of funds without
additional capital. Also,
         revise to state that you must raise additional capital in order to continue operations and to implement your plan of operations and quantify the amounts needed for each. Additionally, please revise to disclose your lack of revenues and net losses for the
         financial periods contained in the registration statement. Last of all, disclose your related-
         party loan with SCC to include amount outstanding and that the loan is due on demand.
7. We note that you do not appear to have generated any revenue to date. If true, please revise to clarify that you have generated no revenue to date and have no consulting clients.
8. Please revise to add a section to discuss the disparate voting rights attached to your common stock versus your Convertible Series A Preferred Stock. Additionally, please identify the controlling shareholder, their percentage of voting power (common and preferred), and discuss their ability to control the outcome of all matters requiring shareholder approval. Last of all, please add a risk factor discussing these disparate voting rights and the associated risks to investors, i.e. control over matters requiring shareholder approval and any anti-takeover effects.
The Offering, page 4

9. You disclose the number of shares of common stock outstanding prior to the offering as
         3,277,416 shares. However, you disclose elsewhere in the filing (e.g. pages 20, 23, and
         25) that there were 10,521,335 shares outstanding as of January 8, 2024. Please revise to disclose the actual number of shares of common stock outstanding prior to the offering.
Risk Factors, page 5

10. We note your disclosure elsewhere in the prospectus that the company underwent various changes in corporate name and the nature of the company's business, including that multiple material agreements were ultimately voided due to lack of funds. Please provide
 Rhonda Keaveney
FirstName LastNameRhonda  Keaveney
Invech Holdings, Inc.
Comapany26,
February  NameInvech
            2024      Holdings, Inc.
February
Page 3 26, 2024 Page 3
FirstName LastName
         a risk factor(s) to address the risk associated with the history of the company generally, and specifically that the company previously operated in a different industry and therefore has limited operating history in its current industry, as well as any future risks based off previous material agreements that were voided. Please also address and discuss your previous reporting deficiencies.
Market for Common Equity and Related Stockholder Matters, page 14

11. Please revise this section to provide more recent information for each quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included. Refer to Item 201(a)(1)(iii) of Regulation S-K.
Selling Securityholders, page 15

12. Please revise to include the class of securities held by each selling securityholder.
Description of Business, page 38

13. We note that you disclose various changes in the corporate name and nature of business.
         Please revise to provide more detail around the reason for and nature of such changes, the effects such changes had on the company and its shareholders, the reason the company was abandoned in 2007 and any consequential effects, and the effects the voided agreements had on the business.
Our Present Business, page 39

14. Please revise this section to discuss your proposed business of public company compliance. In this regard, we note that the majority of this section is focused on identifying and acquiring a new business opportunity or company and does not actually discuss the company's present business, products, services, etc. Please revise to provide investors a clear understanding of your present business and current plan of operations.
Executive Compensation, page 47

15. We note your disclosure of executive compensation for fiscal years 2021 and 2022, and
         January 2023 until present. Please revise to provide executive compensation as of the last completed fiscal year. Refer to Item 402 of Regulation S-K. Certain Relationships and Related Transactions, page 48

16. Please revise to summarize in greater detail the consulting service agreement with ICC. In this regard, please discuss the fees and compensation to be paid to ICC. Additionally, please add a risk factor to discuss the potential dilution that could be experienced by the company due to this related-party arrangement.
Consolidated Balance Sheets as of December 31, 2022 and 2021, page F-3
 Rhonda Keaveney
Invech Holdings, Inc.
February 26, 2024
Page 4
17. Please revise to eliminate the word "unaudited" throughout pages F-3 through F-8 as they represent audited financial statements and related notes.
Consolidated Balance Sheets as of March 31, 2023 and December 31, 2022, page
F-9

18. You have $40,000 of funds held in escrow. Please tell us why you have not classified this amount as restricted cash on your balance sheet and separately reflected as restricted cash on your statement of cash flows. If the funds held in escrow are considered restricted cash, revise to disclose as such and provide relevant required disclosures. Refer to ASC 210-10-
       45-4(a), ASC 230-10-45-4, and ASC 230-10-50-8.
General

19. We note your disclosure on the prospectus cover page that the number of shares being registered for resale are 2,462,293 shares of common stock. However, also on the prospectus cover page and elsewhere throughout the prospectus and exhibits (shares issued and outstanding, fee table, and legal opinion, for example) reflect 3,277,416 shares being offered. Please reconcile this number throughout the prospectus to properly reflect the amount of shares of common stock being offered for resale.
20. We note that the registration statement contains erroneous references to the filing being a
       Form 10, Form 10-K or a Form 10-Q. Please delete such references and revise the prospectus throughout accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Stephen Kim at 202-551-3291 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Jenna Hough at 202-551-3063 or Donald Field at 202-551-3680 with any other questions.



                                                             Sincerely,
FirstName LastNameRhonda Keaveney
                                                             Division of
Corporation Finance
Comapany NameInvech Holdings, Inc.
                                                             Office of Trade &
Services
February 26, 2024 Page 4
cc:       Rhonda Keaveney
FirstName LastName